Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated October 22, 2015

Relating to Preliminary Prospectus dated July 13, 2015

Registration No. 333-205003

BioCardia, Inc. (the “Company”) has prepared the following posters describing the Transendocardial Autologous Cells in Ischemic Heart Failure Trial Bone Marrow Mononuclear Cells Randomized Placebo Controlled Blinded Study and the Randomized Controlled Pivotal Trial of Autologous Bone Marrow Mononuclear Cells Using CardiAMP Cell Therapy in Patients with Post Myocardial Infarction Heart Failure, such posters to be used for presentation on the Company’s website and at certain scientific and business conventions.

The Company has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the Company has filed with the SEC for more complete information about the Company and this Offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-800-624-1179. The above information supplements and updates the information contained in the preliminary prospectus.

To review a filed copy of our current registration statement, click on the following link:

https://www.sec.gov/Archives/edgar/data/1635886/000119312515251337/d892635ds1a.htm

The Transendocardial Autologous Cells in Ischemic Heart Failure Trial Bone Marrow Mononuclear Cells (TAC-HFT-BMC) Randomized Placebo Controlled Blinded Study

Cheryl Wong Po Foo, PhD[1]; Didier Rouy, MD PhD[1]; Joshua M. Hare, MD[2]; Alan W. Heldman, MD[2]; Darcy L. DiFede, RN BSN[2]; Ian K. McNiece, PhD[3]; Adam Mendizabal, PhDc[4]; [1]Michael Kolber, MPH; [1]Peter Altman, PhD.
[1]BioCardia Inc., San Carlos, CA; [2]University of Miami Miller School of Medicine, Miami, FL; [3]MD Anderson Cancer Center, Houston, TX; [4]EMMES Corporation, Rockville, MD.

Background

Heart failure is in need of new therapies aimed at preventing or reversing cardiac remodeling and at enhancing cardiovascular regeneration. This past decade has seen the emergence of protein, gene, and cell therapies to enhance cardiovascular regeneration.

The clinical safety[1] and efficacy of intramyocardial delivery of autologous bone marrow-derived cells for the treatment of ischemic heart failure and chronic myocardial ischemia have been recently reviewed and the results are overall positive[2-3].

Significant clinical benefit with a reduction in both mortality and rehospitalization due to heart failure were observed at long term follow-up in patients with chronic ischemic heart disease and heart failure. Significant improvements in heart failure symptoms measured by New York Heart Association Class (NYHA) and in functional capacity measured by left ventricular ejection fraction (LVEF), left ventricular end systolic volume (LVESV), at short-term and long-term follow-up were also observed.

Here, we present the TAC-HFT-BMC study, one of two placebo controlled studies of distinct autologous cell therapies (bone marrow mononuclear cells - BMC or mesenchymal stem cells - MSC) initiated in the TAC-HFT trial[4]. Outcomes of patients randomized to autologous BMC (n=19) and their respective blinded placebo group (n=10) at 12 months from baseline (TAC-HFT-BMC study), incorporating statistical techniques appropriate for missing values are discussed.

Study Endpoints

Primary Endpoint:

Incidence (at one month post-catheterization) of any treatment-emergent serious adverse events (TE-SAEs), defined as the composite of: death, non-fatal MI, stroke, hospitalization for worsening heart failure, cardiac perforation, pericardial tamponade, or sustained ventricular arrhythmias.

Secondary Safety Endpoints:

- AE, SAE, MACE (defined as the composite of death, hospitalization for worsening heart failure, or nonfatal recurrent myocardial infarction)

Secondary Efficacy Endpoints:

- Infarct size, regional wall motion at injection sites, global LV size and function measured by cardiac imaging (CT/MRI)
- Exercise peak oxygen consumption
- 6-minute walk test
- NYHA class
- Minnesota Living With Heart Failure Score

Discussion

- Imputation techniques were used for missing values: Last Observation Carried Forward (LOCF) for missing data; and Worst Observation Carried Forward (WOCF) for missing value attributable to clinically meaningful event (stroke in one patient).
- No TE-SAE was observed by day 30 among either the BMC or placebo group.
- At 1-year, the incidence of any serious adverse event (SAE) was 31.6% (95% CI, 12.6-56.6) and 50.0% (95% CI, 18.7-81.3), for the BMC and placebo groups, respectively. One patient experienced a major adverse cardiac event (MACE) in the placebo group but no deaths or ectopic tissue formation was reported in either group.

TAC-HFT-BMC

Study Design

Phase I/II, multi-center, randomized (2 Treatment: 1 Placebo Control), double-blind, placebo-controlled study of the safety and efficacy of transendocardial injection of autologous bone marrow mononuclear cells (BMC) versus placebo in patients with chronic ischemic left ventricular dysfunction and heart failure secondary to myocardial infarction.

Treatment Group: 19 Subjects treated with 200 million autologous BMC

Placebo Control Group: 10 Subjects treated with placebo (phosphate-buffered saline [PBS] and 1% human serum albumin [HSA])

Study Intervention: Autologous BMC or placebo were injected into 10 left ventricular (LV) sites (0.5 ml per injection site) in the infarcted or peri-infarct region with the Helix™ transendocardial delivery system.


97 Patients Assessed for Eligibility
32 Excluded
14 Did not meet inclusion criteria
4 Refused to participate
14 Other reasons
Randomized 1:1
(N=65)
33 Randomized 2:1 to MSC or Placebo
Not Included in Analysis
TAC-HFT-BMC Study (N=32)
Randomized 2:1 to BMC or Placebo
BMC (N=22)
19 Received BMC
3 Did not receive BMC
(2 Withdrew consent,
1 Ineligible before BMA)
Placebo (N=10)
10 Received Placebo
19 Included in Analysis
10 Included in Analysis

Results

Six Minute Walk Distance (6MWD)


A
50
0
-50
-100
Change in 6MWD from baseline (meters)
6 Months
12 Months
BMC
Placebo
B
100%
80%
60%
40%
20%
0%
Percent of Patients Responding
Improving or no change
Improving > 35 meters
Deteriorating
BMC
Placebo

A. Using LOCF and WOCF imputation techniques, mean change for BMC (+14.3m ±SEM) versus placebo (-42.0m ±SEM) at 12 months was statistically significant (p=0.049). **B.** Overall, at 12 Months, the percent of patients improving and improving >35m is greater in the BMC group and the percent of patients deteriorating in the placebo group is over twice that in the BMC group.

Change between BMC and Placebo at 12 M

	No. of Patients			
	Treatment Group		Two-Sample t test	
	BMC (n = 19)	Placebo (n = 10)	P-value	Favors
Study Efficacy Endpoints, No., Mean (SD), [95% CI]				
Six-minute walk distance, m	n = 18, 14.28 (59.66) [-15.39 - 43.94]	n = 10, -42.00 (84.03) [-102.11 - 18.11]	0.049	BMC
MLHF total score	n = 19, -7.68 (17.88) [-16.30 - 0.93]	n = 10, 9.70 (24.80) [-8.04 - 27.44]	0.038	BMC
NYHA Class	n = 19, -0.42 (0.77) [-0.79 - -0.05]	n = 8, -0.25 (1.04) [-1.12 – 0.62]	0.638	BMC
Peak VO_2, mL/kg/min	n = 16, 0.16 (2.27) [-1.05 – 1.37]	n = 10, -0.87 (2.88) [-2.93 – 1.19]	0.321	BMC
FEV1, %	n = 19, -1.68 (12.72) [-7.81 – 4.44]	n = 10, -13.70 (24.91) [-31.52 – 4.12]	0.094	BMC
Cardiac Imaging (MRI/CT) Parameters, No., Mean (SD), [95% CI]				
LV Ejection Fraction, %	n = 17, 0.97 (6.60) [-2.42 – 4.36]	n = 9, -2.38 (7.55) [-8.18 – 3.42]	0.252	BMC
End Diastolic Volume, mL	n = 17, 4.47 (27.36) [-9.59 – 18.54]	n = 9, 51.22 (123.85) [-43.98 – 146.42]	0.143	BMC
End Systolic Volume, mL	n = 17, 3.21 (26.38) [-10.36 -16.77]	n = 9, 47.22 (111.72) [-38.65 – 133.10]	0.129	BMC
Scar mass, g	n = 16, -4.07 (5.40) [-6.95 - -1.20]	n = 9, 2.10 (21.79) [-14.65 – 18.85]	0.286	BMC
Scar size as % of Left Ventricle, %	n = 16, -1.73 (4.49) [-4.12 – 0.66]	n = 9, 0.10 (7.50) [-5.67 – 5.86]	0.451	BMC
Viable Tissue Mass, g	n = 16, 4.02 (11.96) [-2.35 – 10.39]	n = 9, -20.79 (53.41) [-61.84 – 20.27]	0.084	BMC

Minnesota Living with Heart Failure Score (MLHF)


20
10
0
-10
-20
Change in MLHF Score from Baseline
6 Months
12 Months
BMC
Placebo

At 12 Months, quality of life measured by Minnesota Living with Heart Failure Score (MLHF) significantly improve in the BMC group (-7.68 ±SEM) versus placebo group (+9.70 ±SEM) (p=0.038). LOCF and WOCF were used to account for missing values.

Conclusion

200 million BMC injected with the Helix transendocardial delivery system were safe in patients with chronic ischemic LV dysfunction. The magnitude of the benefit in the TAC-HFT-BMC results, though modest, are promising and are clinically important when patients are expected to deteriorate. These results have contributed to the design of a recently approved 250-patient randomized controlled pivotal trial of autologous bone marrow mononuclear cells in patients with post myocardial infarction heart failure, the **CardiAMP Heart Failure Trial** (clinicaltrials.gov Identifier NCT02438306).

References

1. Perin EC *et al.* Effect of transendocardial delivery of autologous bone marrow mononuclear cells on functional capacity, left ventricular function and perfusion in chronic heart failure. The FOCUS CCTRN Trial. JAMA 2012; 307(16):418.
2. Fisher SA *et al.* Meta-analysis of cell therapy trials for patients with heart failure. *Circ. Res.* 2015; 116: 3.
3. Afzal *et al.* Adult bone marrow cell therapy for ischemic heart disease: evidence and insights from randomized controlled trials. *Circ Res.* 2015; 117(6):558-75.
4. Heldman AW et al. Transendocardial mesenchymal stem cells and mononuclear bone marrow cells for ischemic cardiomyopathy: the TAC-HFT randomized trial. **JAMA** 2014; 311:62-73.

BIOCARDIA®

BioCardia®

CardiAMP™ Heart Failure Trial
Randomized Controlled Pivotal Trial of Autologous Bone Marrow Mononuclear Cells Using CardiAMP Cell Therapy in Patients with Post Myocardial Infarction Heart Failure

Hypothesis

Demonstrate treatment superiority in subjects treated using the CardiAMP cell therapy (Treatment Group) showing a statistically significant improvement in Six Minute Walk Distance (6MWD) compared to subjects undergoing a sham procedure, after 12M follow-up.

Secondary hierarchical endpoints include overall survival (non-inferiority), freedom from MACE (non-inferiority), Minnesota Living with Heart Failure Questionnaire, time to first MACE, and survival.

Study Design

Prospective, multi-center, randomized (3 Treatment:2 Sham Control), sham-controlled, patient and evaluator-blinded comparing treatment with the CardiAMP cell therapy to a sham treatment in 250 patients with post myocardial infarction heart failure.

Treatment Group: 150 Subjects treated with Autologous Bone Marrow Mononuclear Cells (ABM MNC) using the CardiAMP cell therapy

Sham Control Group: 100 Subjects treated with a Sham Control (no introduction of the Helix transendocardial delivery catheter and no administration of ABM MNC)

Optional Roll-in Phase: Maximum of 10 subjects

Total Number of Patients: Maximum of 260 subjects

Primary Endpoint

Comparison of change in distance walked in 6-minutes between the subjects treated with the CardiAMP cell therapy and subjects undergoing a sham control procedure, at 12-months follow-up

Secondary Hierarchical Endpoints

1. Overall survival at 12-months, as a non-inferiority outcome
2. Freedom from Major Adverse Cardiac Events at 12-months, as a non-inferiority outcome
3. Change in quality of life as measured by Minnesota Living with Heart Failure at 12-months, as a superiority outcome
4. Time to first MACE at 12-months, as a superiority outcome
5. Overall survival at 12-months, as a superiority outcome

Secondary Endpoints at 12M

1. Survival, at 2 years
2. Heart failure death
3. Treatment-emergent Serious Adverse Event, at 30-days
4. Heart failure hospitalization
5. All-cause hospitalization
6. Days alive out of hospital
7. Freedom from Serious Adverse Events
8. NYHA Functional Class
9. 6MWD repeated measure analysis
10. Echocardiographic measures of change in ejection fraction, left ventricular end systolic and end diastolic volumes, left ventricular end systolic and end diastolic dimensions, mitral regurgitation
11. Technical Success defined as successful delivery of ABM MNC, at the time of the procedure

CardiAMP cell therapy

Point of care cell therapy delivered with the Helix™ transendocardial delivery catheter



Pre-procedure
Marrow Potency Assay
Proprietary biomarker panel qualifies patient
Post-procedure
Patient leaves hospital same or next day
1 Cell Collection
Small amount of marrow obtained from iliac crest
CardiAMP™
~60 to 90 minute procedure
3 Delivery
CardiAMP cells infused using Helix™ system
2 Cell Processing
Proprietary dosage prepared at point of care

Inclusion Criteria

- Greater than (>) 21 and less than (<) 90 years of age
- New York Heart Association (NYHA) Class II or III
- Diagnosis of chronic ischemic left ventricular dysfunction secondary to myocardial infarction (MI) as defined by:
  - Previous MI (> 6M)
  - Treatment with thrombolytic therapy, coronary artery bypass surgery, or percutaneous coronary revascularization
- Ejection fraction ≥ 20% and ≤ 40% by 2D Echocardiogram and not in the setting of a recent ischemic event
- On stable evidence-based medical and device therapy for heart failure or post-infarction left ventricular dysfunction, per the 2013 ACC/AHA Heart Failure guidelines, for at least 3M prior to randomization
  - Pharmacological Therapy (as appropriate)
  - Cardiac Resynchronization Therapy (CRT), Cardiac Resynchronization Therapy-Defibrillator (CRT-D)
    - CRT or CRT-D implanted > 3M before randomization
    - Eligible or anticipated to be eligible for CRT or CRT-D > 6M
- Cell Potency Assay Score of 3, as determined by the Cell Analysis Core Lab results
- Provide written informed consent



Patient meets initial Medical History eligibility requirements for Inclusion/ Exclusion Criteria
Obtain Informed Consent
Screening tests complete and acceptable?
Patient not enrolled into study
Randomization
Treatment
Subjects treated with CardiAMP cell therapy
Sham Control Procedure
Subjects not treated with CardiAMP cell therapy
Primary Endpoint at 12 Month Follow-up
Additional 24 Month Follow-up
Primary Endpoint: 6 MW Distance
Secondary Hierarchical Endpoints: Survival (non-inferiority), Freedom from MACE (non-inferiority), MLWHF, Time to MACE, Survival

References

De la Fuente LM, et al. Transendocardial autologous bone marrow in myocardial infarction induced heart failure, two-year follow-up in an open-label phase I safety study (the TABMMI study). *Eurointervention* 2011 Nov;7(7):805-12. doi: 10.4244/EIJV7I7A127.

Heldman AW, et al. Transendocardial Mesenchymal Stem Cells and Mononuclear Bone Marrow Cells for Ischemic Cardiomyopathy: The TAC-HFT Randomized Trial. JAMA. 2014;311(1):62-73. doi:10.1001/jama.2013.282909.

Perin, E, et al. Effect of transendocardial delivery of autologous bone marrow mononuclear cells on functional capacity, Left ventricular function, and perfusion in chronic heart failure. The FOCUS-CCTRN Trial. JAMA. 2012;307(16).

Fisher, S, et al. Meta-analysis of cell therapy trials for patients with heart failure. Circ Research 2015.

Takehashi, et al. Cytokines produced by bone marrow cells can contribute to functional improvement of the infarcted heart by protecting cardiomyocytes from ischemic injury. Am J Physiol Heart Circ Physiol 291: H886–H893, 2006.

Loffredo FS. Bone marrow-derived cell therapy stimulates endogenous cardiomyocyte progenitors and promotes cardiac repair. Cell Stem Cell. 2011 April 8; 8(4): 389–398.

von Ramhorst J, et al. Intramyocardial Bone Marrow-Derived Mononuclear Cell Injection for Chronic Myocardial Ischemia: the Effect on Diastolic Function. Circ Cardiovasc Imaging. 2011.

Exclusion Criteria

- Acute coronary syndrome within 3M
- History of bronchospastic lung disease, orthopedic, muscular, or neurologic conditions that could limit the ability to perform the 6MWD Test
- Not a candidate for cardiac catheterization
- Require coronary artery revascularization. Patients who require or undergo revascularization procedures would undergo these procedures a minimum of 3M in advance of randomization in this study. Note that patients who later develop a need for revascularization following enrollment will be submitted for this therapy without delay
- Left ventricular thrombus, as detected by echocardiography
- Severe mitral regurgitation, as measured by echocardiography
- Severe mitral or tricuspid insufficiency or aortic insufficiency (>+ 2) as assessed by echocardiography
- Presence of aortic stenosis (> = 2 equivalent to an orifice area of 1.5cm2 or less)
- Have a mechanical aortic valve or heart constrictive device
- Have evidence of a life-threatening arrhythmia
- Have complete heart block or QTc interval >550 ms on screening 12-lead ECG
- AICD firing in the past 60 days prior to the procedure
- Have peripheral artery disease involving the aorta or iliofemoral system that impacts the feasibility or safety of the study intervention.
- Have a non-cardiac condition that limits lifespan to < 1 year
- Have a history of drug or alcohol abuse within the past 24M
- Be currently participating (or participated within the previous 30 days) in an investigational therapeutic or device trial or participated in the treatment arm of a gene or stem cell therapy trial within the previous 12M
- Unwilling or unable to comply with follow-up

Study Management

Sponsor

BioCardia, Inc., San Carlos, CA

Principal Investigators

Carl Pepine, MD (University of Florida, Gainesville, FL)
Amish Raval, MD (University of Wisconsin, Madison, WI)

Core Laboratories

Cell Analysis Core Laboratory (MD Anderson Cancer Center)
Echocardiographic Core Laboratory (Yale Cardiovascular Research Group)

Independent Data Review

Data Safety Monitoring Committee
Clinical Events Committee

Further Information

Please contact Cheryl Wong Po Foo at info@biocardia.com

Additional information is available at www.clinicaltrials.gov (NCT02438306)

Caution: Investigational device. Limited by United States law to investigational use